SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3
Notes to Financial Statements	4-10

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2017	11-16

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2008.

/s/ RSM US LLP

Cleveland, Ohio
June 6, 2018

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2017 and 2016

(Dollars in Thousands)	2017	2016
ASSETS
Plan investments at fair value	$4,339,170	$3,496,981
Plan investments at contract value	452,626	494,998
Notes receivable from participants	80,252	84,406
Employer contribution receivable	31,322	29,305
Participants' contribution receivable	1,620	1,466
Total assets	4,904,990	4,107,156
LIABILITIES	—	—
Net assets available for benefits	$4,904,990	$4,107,156
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2017 and 2016

(Dollars in Thousands)	2017	2016
ADDITIONS
Participants’ contributions	$140,848	$126,595
Employer contributions	88,645	84,211
Net appreciation in fair value of investments	869,647	581,314
Dividend and interest income on investments	35,677	37,424
Interest income on notes receivable from participants	3,588	3,737
Total additions	1,138,405	833,281
DEDUCTIONS
Distributions to participants	353,099	384,331
Trustee fees and other expenses	1,268	1,372
Total deductions	354,367	385,703
Net increase before transfers	784,038	447,578
Plan transfers	13,796	6,626
Net increase	797,834	454,204
Net assets available for benefits - beginning of year	4,107,156	3,652,952
Net assets available for benefits - end of year	$4,904,990	$4,107,156
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments, except for the fully benefit-responsive investment contract, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 6 for further discussion). The fully benefit-responsive investment contract is measured at contract value. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5 for further discussion).
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. On January 1, 2018, the former employees of CLACOR, Inc., an acquired corporation by the Company, became eligible to participate in the Plan. Effective February 1, 2018, investments of $228,818 were transferred from the CLACOR 401(k) Plan (Clarcor Plan) into the Plan. Additionally, the Plan assumed notes receivable from participants of the Clarcor Plan in the amount of $5,092. No subsequent events occurred that required adjustment to these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit distributions are recorded when paid.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participant Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee contributions and their associated Company matching contributions are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker Stock Fund) offered by the Plan. The available investment funds are:

Mutual funds:

(a)	Vanguard Institutional Index Plus Fund: A mutual fund invested in stocks which comprise the S&P 500 Index.

(b)	Vanguard Extended Market Index Fund: A mutual fund invested primarily in the Standard & Poor’s Completion Index.

(c)
Vanguard Total Bond Market Index Fund: A mutual fund invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(d)	BlackRock Inflation Protected Bond Fund: A mutual fund invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

(e)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

(f)	Aberdeen Emerging Markets Fund: A diversified mutual fund invested primarily in equity securities of emerging market country issuers.

(g)
Dodge and Cox International Stock Fund: A mutual fund invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(h)
GMO Global Equity Allocation Series Fund: A mutual fund which invests substantially all of its assets in the GMO Global Equity Allocation Fund. Normally, at least 80% of the fund's assets consist of equity investments. This fund was liquidated and transferred to the Dodge and Cox International Stock Fund effective June 30, 2017.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

Common/Collective funds:

(i)
Northern Trust Focus Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. The Focus Funds are invested in equities, inflation-sensitive securities and fixed income and US Government cash reserves.

(j)	FIAM Small Company Fund: A common/collective fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(k)	RidgeWorth Mid-Cap Value Equity Trust: A common/collective fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

Equity securities funds:

(l)
Parker Stock Fund: Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Parker Stock Fund.

(m)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately 2% annualized over a market cycle; generally three to five year time frame.

Other:

(n)
PIMCO Total Return Portfolio: A managed account invested primarily in investment funds which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

Fully benefit-responsive contract fund:

(o)
Contract Income Fund: A fully benefit-responsive investment contract fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. See Note 5 for a further description of this fund.

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent and 50% of the 4th percent and 5th percent of the before-tax participant contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may direct their Company matching funds to any investment fund option within the Plan. The Parker Stock Match Fund is the default option for Company matching funds if no other investment fund election is made by the participant. Similar to participant contributions, Company matching contributions may be changed at any time.
Additionally, the Company makes a contribution every year either at the end of February or the beginning of March to the participants' RIA accounts. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Upon final liquidation of participant accounts, delinquent loans are reclassified as distributions.
Contribution Receivables
A RIA contribution receivable of $28,262 and $26,899, reflecting the contribution earned by participants in 2017 and 2016 but paid in 2018 and 2017, was recorded at December 31, 2017 and 2016, respectively. For the year ended December 31, 2017 and 2016, the Plan also recorded receivables for Company matching and participants' contributions relating to plan years 2017 and 2016 but credited to participant's accounts during 2018 and 2017 in the amounts of $3,060 and $1,620 and $2,406 and $1,466, respectively.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Parker Stock Fund and Parker Stock Match Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the Parker Stock Match Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

4. Investments

The following represents the fair value of investments held by the Plan at December 31, 2017 and 2016:

	2017	2016
Cash and cash equivalents	$137	$139
Mutual funds	772,996	634,072
Equity securities	2,044,870	1,559,578
Common/Collective funds	1,378,330	1,165,079
Other securities	142,837	138,113
Total investments at fair value	$4,339,170	$3,496,981

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

5. Contract Income Fund
The Contract Income Fund holds a portfolio of separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. The fund is fully benefit-responsive and associated investments are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts since it is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.
The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2017 and 2016, the Plan had no unfunded commitments related to the investments held in the collective trusts.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2017 and 2016:

	2017	2016
Short-term investment fund	$6,839	$41,192
Separate account GICs	50,379	49,299
Fixed maturity synthetic GICs	57,944	57,128
Constant duration synthetic GICs	337,464	347,379
	$452,626	$494,998

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.
Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

6. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2017:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$137	$137	$—	$—
Mutual funds	772,996	772,996	—	—
Equity securities	2,044,870	2,044,870	—	—
Total investments in the fair value hierarchy	2,818,003	$2,818,003	$—	$—
Investments measured at net asset value (a)	1,521,167
Investments at fair value	$4,339,170

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2016:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$139	$139	$—	$—
Mutual funds	634,072	634,072	—	—
Equity securities	1,559,578	1,559,578	—	—
Total investments in the fair value hierarchy	2,193,789	$2,193,789	$—	$—
Investments measured at net asset value (a)	1,303,192
Investments at fair value	$3,496,981

(a)Investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Refer to Note 2 for fund information included in the fair value tables above. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2017 and 2016, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2017 and 2016.

Cash and cash equivalents: Valued at cost, which approximates fair value.

Mutual funds and equity securities: Measured at fair value using quoted market prices.

Investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amount of $1,378,330 and $1,165,079 and the PIMCO Total Return Portfolio in the amount of $142,837 and $138,113, respectively, at December 31, 2017 and 2016. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least 30-days notice. At December 31, 2017 and 2016, the Plan had no unfunded commitments related to these investments.

The primary investment objective of all investment funds is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Tax Status
The Internal Revenue Service has determined and informed the Company, by letter dated April 4, 2017, that the terms of the Plan and related trust, outlined in its determination filing on January 26, 2016, comply with applicable sections of the Internal Revenue Code (IRC). Since the filing, the Plan has been amended to provide for various administrative changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2017 and 2016, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

9. Party-In-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Investments (Fidelity). Fidelity Management Trust Company, a subsidiary of Fidelity, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

10. Plan Transfers
As a result of the Company's acquisitions, various qualified defined contribution plans were merged into the Plan during the plan year ended December 31, 2017 and 2016. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan. The plans identified below were merged into the Plan:

Plan Name	Merger Date	Assets Transferred
Helac Corporation 401(k) Retirement Plan	June 1, 2017	$13,796

Conflow Inc. 401(k) Savings Plan	February 17, 2016	$1,884
Velcon Filters 401(k) Profit Sharing Plan	September 27, 2016	4,742
Total transfers during 2016		$6,626

11. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive GICs are recorded on the Form 5500 at fair value in the amount of $451,396 while in the Plan’s financial statements these investments are presented at contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants. On Form 5500, the Plan recorded the fair value of $76,914 for participant loans, less $3,338 for deemed distributions to participants, at December 31, 2017.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$137
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	382,061
	Dodge & Cox	Dodge and Cox International Stock Fund	**	139,828
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	109,717
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	56,840
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	41,376
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	21,615
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	21,559
	Northern Trust Corporation	Northern Trust Focus Income Fund	**	24,832
	Northern Trust Corporation	Northern Trust Focus 2010 Fund	**	15,786
	Northern Trust Corporation	Northern Trust Focus 2015 Fund	**	56,297
	Northern Trust Corporation	Northern Trust Focus 2020 Fund	**	196,233
	Northern Trust Corporation	Northern Trust Focus 2025 Fund	**	256,987
	Northern Trust Corporation	Northern Trust Focus 2030 Fund	**	201,121
	Northern Trust Corporation	Northern Trust Focus 2035 Fund	**	142,549
	Northern Trust Corporation	Northern Trust Focus 2040 Fund	**	112,827
	Northern Trust Corporation	Northern Trust Focus 2045 Fund	**	46,821
	Northern Trust Corporation	Northern Trust Focus 2050 Fund	**	49,150
	Northern Trust Corporation	Northern Trust Focus 2055 Fund	**	17,208
	Northern Trust Corporation	Northern Trust Focus 2060 Fund	**	4,041
*	Fidelity Institutional Asset Mgmt	FIAM Small Company Fund	**	176,399
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust Fund	**	78,079
	Standish Mellon Asset Mgmt	Contract Income Fund	**	451,396
*	Parker-Hannifin Corporation	Parker Stock Fund (1,814,556 shares)	**	368,251
*	Parker-Hannifin Corporation	Parker Stock Match Fund (6,686,791 shares)	**	1,352,468
	PIMCO Investments LLC	Short-Term Investment Funds	**	31,078
	PIMCO Investments LLC	PIMCO Private US Government Sector Fund, 2.58%, 09/01/2035	**	35,122
	PIMCO Investments LLC	PIMCO Private Real Return Bond Sector Fund, 1.41%, 08/01/2032	**	534
	PIMCO Investments LLC	PIMCO Private Mortgage Sector Fund, 3.09%, 08/01/2026	**	26,827
	PIMCO Investments LLC	PIMCO Private High Yield Sector Fund, 6.13%, 08/01/2024	**	5,019
	PIMCO Investments LLC	PIMCO Private Investment Grade Corporate Sector Fund, 4.50%, 02/01/2022	**	20,589
	PIMCO Investments LLC	PIMCO Private Asset Backed Securities Sector Fund, 2.42%, 06/01/2020	**	12,519
	PIMCO Investments LLC	PIMCO Municipal Sector Fund Portfolio, 5.66%, 03/01/2023	**	1,620
	PIMCO Investments LLC	PIMCO Private Emerging Market Sector Fund, 3.71%, 07/01/2020	**	4,448
	PIMCO Investments LLC	PIMCO Private International Sector Fund, 1.49%, 08/01/2042	**	5,081

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ABBOTT LABORATORIES; 48,718 SHARES	**	2,780
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACCENTURE PLC-CL A; 17,148 SHARES	**	2,625
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ADOBE SYSTEMS INC; 15,657 SHARES	**	2,744
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AGILENT TECHNOLOGIES INC; 28,177 SHARES	**	1,891
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLEGION PLC; 30,533 SHARES	**	2,429
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLERGAN PLC; 18,873 SHARES	**	3,087
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALPHABET INC-CL C; 11,465 SHARES	**	11,997
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMAZON.COM INC; 5,059 SHARES	**	5,916
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN ELECTRIC POWER; 22,715 SHARES	**	1,671
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN INTERNATIONAL GROUP; 54,176 SHARES	**	3,228
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERISOURCEBERGEN CORP; 12,245 SHARES	**	1,124
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ANADARKO PETROLEUM CORP; 41,380 SHARES	**	2,220
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ANALOG DEVICES INC; 21,897 SHARES	**	1,949
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	APPLE INC; 73,869 SHARES	**	12,501
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 232,939 SHARES	**	6,876
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF NEW YORK MELLON CORP; 58,193 SHARES	**	3,134
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOGEN INC; 8,131 SHARES	**	2,590
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOMARIN PHARMACEUTICAL INC; 8,564 SHARES	**	764
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; 134,311 SHARES	**	3,330
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; 36,856 SHARES	**	2,259
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BROADCOM LTD; 13,895 SHARES	**	3,570
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CAPITAL ONE FINANCIAL CORP; 38,852 SHARES	**	3,869
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CELGENE CORP; 22,322 SHARES	**	2,330
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHARTER COMMUNICATIONS INC-A; 9,648 SHARES	**	3,241
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHUBB LTD; 16,288 SHARES	**	2,392

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CIGNA CORP; 8,126 SHARES	**	1,650
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CITIGROUP INC; 87,321 SHARES	**	6,498
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CMS ENERGY CORP; 29,326 SHARES	**	1,387
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 129,763 SHARES	**	5,197
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CONCHO RESOURCES INC; 14,677 SHARES	**	2,205
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DELPHI TECHNOLOGIES PLC; 16,942 SHARES	**	889
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DELTA AIR LINES INC; 54,634 SHARES	**	3,060
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DIAMONDBACK ENERGY INC; 17,181 SHARES	**	2,169
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISH NETWORK CORP-A; 36,177 SHARES	**	1,727
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DOLLAR TREE INC; 24,803 SHARES	**	2,662
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DOWDUPONT INC; 49,748 SHARES	**	3,543
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EASTMAN CHEMICAL CO; 30,362 SHARES	**	2,830
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EATON CORP PLC; 30,207 SHARES	**	2,387
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ELI LILLY & CO; 39,079 SHARES	**	3,301
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EOG RESOURCES INC; 29,763 SHARES	**	3,212
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EQT CORP; 32,362 SHARES	**	1,842
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EXPEDIA INC; 10,978 SHARES	**	1,315
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FACEBOOK INC-A; 39,733 SHARES	**	7,011
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FORD MOTOR CO; 172,821 SHARES	**	2,159
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL DYNAMICS CORP; 12,537 SHARES	**	2,551
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL ELECTRIC CO; 105,959 SHARES	**	1,862
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HILTON WORLDWIDE HOLDINGS IN; 21,683 SHARES	**	1,732
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HOME DEPOT INC; 17,287 SHARES	**	3,276
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 27,666 SHARES	**	4,243
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INGERSOLL-RAND PLC; 47,528 SHARES	**	4,239

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INTERCONTINENTAL EXCHANGE IN; 44,563 SHARES	**	3,144
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INTL BUSINESS MACHINES CORP; 21,119 SHARES	**	3,240
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	JOHNSON & JOHNSON; 6,847 SHARES	**	957
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	THE KRAFT HEINZ CO; 23,334 SHARES	**	1,814
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LOWE'S COMPANIES INC; 47,601 SHARES	**	4,424
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MASCO CORP; 45,377 SHARES	**	1,994
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MERCK & CO. INC.; 12,396 SHARES	**	703
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	METLIFE INC; 39,854 SHARES	**	2,015
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICROCHIP TECHNOLOGY INC; 21,935 SHARES	**	1,928
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICROSOFT CORP; 144,340 SHARES	**	12,347
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MOLSON COORS BREWING CO-B; 29,932 SHARES	**	2,457
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; 82,202 SHARES	**	3,536
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MORGAN STANLEY; 77,281 SHARES	**	4,055
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 23,537 SHARES	**	3,676
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NIKE INC-CL B; 62,836 SHARES	**	3,941
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NORFOLK SOUTHERN CORP; 13,999 SHARES	**	2,028
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NORTHROP GRUMMAN CORP; 6,615 SHARES	**	2,030
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NVIDIA CORP; 15,595 SHARES	**	3,018
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	OCCIDENTAL PETROLEUM CORP; 48,285 SHARES	**	3,596
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	O'REILLY AUTOMOTIVE INC; 16,975 SHARES	**	4,083
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PEPSICO INC; 48,126 SHARES	**	5,808
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PFIZER INC; 152,089 SHARES	**	5,509
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 48,902 SHARES	**	5,219
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PIONEER NATURAL RESOURCES CO; 24,611 SHARES	**	4,254
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PVH CORP; 6,640 SHARES	**	911

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	THE CHARLES SCHWAB CORPORATION; 68,499 SHARES	**	3,519
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STANLEY BLACK & DECKER INC; 26,231 SHARES	**	4,451
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 10,067 SHARES	**	2,353
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TEXAS INSTRUMENTS INC; 47,559 SHARES	**	4,967
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TJX COMPANIES INC; 17,638 SHARES	**	1,349
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	T-MOBILE US INC; 22,598 SHARES	**	1,435
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TOLL BROTHERS INC; 1,677 SHARES	**	81
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TWENTY-FIRST CENTURY FOX-A; 96,124 SHARES	**	3,319
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; 28,375 SHARES	**	3,805
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED TECHNOLOGIES CORP; 10,453 SHARES	**	1,333
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 27,549 SHARES	**	6,073
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 18,127 SHARES	**	2,717
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VISA INC-CLASS A SHARES; 54,136 SHARES	**	6,173
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VOYA FINANCIAL INC; 28,019 SHARES	**	1,386
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VULCAN MATERIALS CO; 9,636 SHARES	**	1,237
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WALGREENS BOOTS ALLIANCE INC; 34,869 SHARES	**	2,532
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	THE WALT DISNEY CO; 19,216 SHARES	**	2,088
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 110,666 SHARES	**	6,714
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WESTROCK CO; 26,833 SHARES	**	1,696
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WEX INC; 12,170 SHARES	**	1,719
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WORKDAY INC-CLASS A; 12,867 SHARES	**	1,309
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	XCEL ENERGY INC; 57,121 SHARES	**	2,769
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ZIMMER BIOMET HOLDINGS INC; 17,090 SHARES	**	2,066
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AVALONBAY COMMUNITIES INC; REAL ESTATE INVESTMENT FUND	**	2,187
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VORNADO REALTY TRUST; REAL ESTATE INVESTMENT FUND	**	2,016

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CASH INCLUDING MONEY MARKET AND FUTURES ACCOUNTS	**	4,706
*	Participant Loans	Participant Loans - 4.25% - 9.25%, maturing through 2028	**	76,914
	Total Assets		$—	$4,867,480
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 6, 2018

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Nos. 333-130123 and 333-186733) on Form S-8 of Parker-Hannifin Corporation of our report dated June 6, 2018, relating to our audit of the financial statements and supplement schedule of the Parker Retirement Savings Plan, which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2017.
/s/ RSM US LLP
Cleveland, Ohio
June 6, 2018